EXHIBIT 4(b).1
Amendment to Savings & Investment Plan of E. I. du Pont de Nemours and Company effective January 1, 2007
The Savings & Investment Plan of E. I. du Pont de Nemours and Company is amended by adding the following sentence to the end of Article II thereof:
     “Notwithstanding any provision of this Plan to the contrary, an individual hired, or re-hired, on or after January 1, 2007, by E. I. du Pont de Nemours and Company, DuPont Performance Elastomers, L. L. C., Magellan Systems International, L. L. C., or Du Pont Vespel Parts & Shapes shall not be eligible to participate in the Plan”.